SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
NATIONAL PROPERTY INVESTORS 6

(Name of the Issuer)
NATIONAL PROPERTY INVESTORS 6
NPI EQUITY INVESTMENTS, INC.
AIMCO/IPT, INC.
AIMCO PROPERTIES, L.P.
AIMCO-GP, INC.
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO IPLP, L.P.
AIMCO NPI 6 MERGER SUB LLC

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)
John Bezzant
Executive Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(303) 757-8101
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
WITH A COPY TO:
Paul J. Nozick
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309
(404) 881-7000
     This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☑	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,354,489.76	$157.26

*	For purposes of calculating the fee only. This amount was calculated by multiplying the 32,972 limited partnership units held by limited partners unaffiliated with AIMCO Properties, L.P. by $41.08 per limited partnership unit.

**	Calculated by multiplying the transaction valuation of $1,354,489.76 by 0.00011610
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $157.26	Filing Party: Apartment Investment and
Form or Registration No.: Form S-4	Management Company; Aimco Properties, L.P.
Date Filed: July 28, 2011

TABLE OF CONTENTS

ITEM 1. Summary Term Sheet
ITEM 2. Subject Company Information
ITEM 3. Identity and Background of Filing Person
ITEM 4. Terms of the Transaction
ITEM 5. Past Contacts, Transactions, Negotiations and Agreements
ITEM 6. Purposes of the Transaction and Plans or Proposals
ITEM 7. Purposes, Alternatives, Reasons and Effects
ITEM 8. Fairness of the Transaction
ITEM 9. Reports, Opinions, Appraisals and Negotiations
ITEM 10. Source and Amounts of Funds or Other Consideration
ITEM 11. Interest In Securities of the Subject Company
ITEM 12. The Solicitation or Recommendation
ITEM 13. Financial Statements
ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used
ITEM 15. Additional Information
ITEM 16. Exhibits
SIGNATURE
EXHIBIT INDEX

INTRODUCTION
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (1) National Property Investors 6, a California limited partnership (the “Company” or “NPI”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) NPI Equity Investments, Inc., a Florida corporation and the managing general partner of NPI (“NPI Equity”); (3) AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”); (4) Apartment Investment and Management Company, a Maryland corporation (“Aimco”); (5) AIMCO/IPT, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco (“AIMCO/IPT”); (6) AIMCO-GP, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco and the general partner of Aimco OP (“Aimco GP”); (7) AIMCO NPI 6 Merger Sub LLC, a Delaware limited liability company, of which Aimco OP is the sole member (“Merger Sub”); and (8) AIMCO IPLP, L.P., a Delaware limited partnership (“AIMCO IPLP”) of which AIMCO/IPT is the general partner.
     This Schedule 13E-3 relates to the proposed agreement and plan of conversion and merger (the “Merger Agreement”) by and among NPI, Aimco OP and Merger Sub. The Merger Agreement provides for (i) the conversion (the “Conversion”) of NPI into a Delaware limited partnership (“New NPI”), and (ii) after the Conversion, the merger of the Merger Sub with and into New NPI, with New NPI as the surviving entity (the “Merger” and collectively with the Conversion, the “Transactions”). The Transactions are described in the consent solicitation/prospectus which forms a part of the registration statement on Form S-4 filed by Aimco and Aimco OP contemporaneously with this Schedule 13E-3 (the “Consent Solicitation/Prospectus”). A copy of the Consent Solicitation/Prospectus is incorporated by reference as Exhibit (a) to this Schedule 13E-3. The item numbers and responses thereto are provided in accordance with the requirements of
Schedule 13E-3.
     Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Consent Solicitation/Prospectus in answer to the items of Schedule 13E-3. The information in the Consent Solicitation/Prospectus, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Consent Solicitation/Prospectus and the annexes and exhibits thereto. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Consent Solicitation/Prospectus.
     All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in this Schedule 13E-3 and/or the Consent Solicitation/Prospectus concerning each filing person other than the Company was supplied by each such filing person, and no other filing person, including the Company, takes responsibility for the accuracy of any information not supplied by such filing person. As of the date hereof, the Consent Solicitation/Prospectus is in preliminary form and is subject to completion or amendment.
ITEM 1. Summary Term Sheet
Summary Term Sheet. The information set forth in the Consent Solicitation/Prospectus under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.
ITEM 2. Subject Company Information
(a)	Name and Address. The information set forth in the Consent Solicitation/Prospectus under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

(b)	Securities. The information set forth in the Consent Solicitation/Prospectus under the captions “INFORMATION ABOUT NPI” and “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Consent Solicitation/Prospectus under the caption “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Consent Solicitation/Prospectus under the captions “INFORMATION ABOUT NPI—Distributions to Limited Partners” and “COMPARISON OF NPI UNITS AND AIMCO OP UNITS” is incorporated herein by reference.

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. Not applicable.
ITEM 3. Identity and Background of Filing Person
(a)-(c)	This Schedule 13E-3 is being filed by: (1) National Property Investors 6, a California limited partnership (the “Company” or “NPI”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) NPI Equity Investments, Inc., a Florida corporation and the managing general partner of NPI (“NPI Equity”); (3) AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”); (4) Apartment Investment and Management Company, a Maryland corporation (“Aimco”); (5) AIMCO/IPT, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco (“AIMCO/IPT”); (6) AIMCO-GP, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco and the general partner of Aimco OP (“Aimco GP”); (7) AIMCO NPI Merger Sub LLC, a Delaware limited liability company, of which Aimco OP is the sole member (“Merger Sub”); and (8) AIMCO IPLP, L.P., a Delaware limited partnership (“AIMCO IPLP”) of which AIMCO/IPT is the general partner.

Aimco-GP is the general partner of Aimco OP and a wholly owned subsidiary of Aimco. NPI Equity is the managing general partner of the Company and New NPI. AIMCO/IPT is a wholly owned subsidiary of Aimco. Merger Sub was formed solely for the purpose of consummating the merger with the Company, and its sole member is Aimco OP. AIMCO/IPT holds a 70% interest in AIMCO IPLP as its general partner.

The principal business of Aimco, Aimco-GP, AIMCO/IPT, AIMCO IPLP, and Aimco OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal business of NPI Equity is managing the affairs of NPI. Merger Sub was formed solely for the purpose of consummating the merger with the Company or following the Conversion, New NPI, and does not have any assets or operations. The business address of Aimco, Aimco-GP, AIMCO/IPT, AIMCO IPLP, Aimco OP and Merger Sub is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of NPI and NPI Equity is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and their telephone number is (864) 239-1000. NPI is the subject company.

The information set forth in the Consent Solicitation/Prospectus under the captions “SUMMARY TERM SHEET,” “INFORMATION ABOUT THE AIMCO ENTITIES,” “INFORMATION ABOUT NPI” and “Annex E—Officers and Directors” is incorporated herein by reference.

During the last five years, none of Aimco, Aimco-GP, AIMCO/IPT, AIMCO IPLP, Aimco OP, NPI, Merger Sub, or NPI Equity nor, to the best of their knowledge, any of the persons listed in Annex E of the Consent Solicitation/Prospectus (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.
ITEM 4. Terms of the Transaction
(a)(1)	Material Terms. Tender Offers. Not applicable.

(2)	Material Terms. Mergers or Similar Transactions. The information set forth in the Consent Solicitation/Prospectus under the captions “SPECIAL FACTORS,” “THE TRANSACTIONS,” “THE MERGER AGREEMENT,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK,” “COMPARISON OF NPI UNITS AND AIMCO OP UNITS,” and “Annex A—Agreement and Plan of Conversion and Merger” is incorporated herein by reference.

(c)	Different Terms. In the merger, each unit of limited partnership interest of NPI (each an “NPI Unit”) will be converted into the right to receive, at the election of the holder of such unit, either $41.08 in cash or in partnership common units of Aimco OP. However, if Aimco OP determines that the law of the state or other jurisdiction in which a limited partner resides would prohibit the issuance of partnership common units of Aimco OP in that state or other jurisdiction (or that registration or qualification in that state or jurisdiction would be prohibitively costly), then such limited partner will not be entitled to elect partnership common units of Aimco, OP, and will receive cash. The information set forth in the Consent Solicitation/Prospectus under the captions “SUMMARY TERM SHEET” and “THE MERGER AGREEMENT” is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth in the Consent Solicitation/Prospectus under the captions “SUMMARY TERM SHEET,” “THE TRANSACTIONS—Appraisal Rights,” “THE MERGER AGREEMENT—Appraisal Rights” and “Annex C—Appraisal Rights of Limited Partners” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. There has been no provision made by any filing persons in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

(f)	Eligibility for Listing or Trading. The information set forth in the Consent Solicitation/Prospectus under the captions “COMPARATIVE PER SHARE DATA,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK” and “COMPARISON OF NPI UNITS AND AIMCO OP UNITS” is incorporated herein by reference.
ITEM 5. Past Contacts, Transactions, Negotiations and Agreements
(a)	Transactions. The information set forth in the Consent Solicitation/Prospectus under the caption “INFORMATION ABOUT NPI—Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Consent Solicitation/Prospectus under the captions “THE TRANSACTIONS—Background of the Transactions,” “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions” and “THE TRANSACTIONS—Determination of Merger Consideration” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Consent Solicitation/Prospectus under the captions, “SUMMARY TERM SHEET — Required Vote and Voting Rights,” “THE TRANSACTIONS — Approvals Required and Voting Rights” and “THE MERGER AGREEMENT” is incorporated herein by reference.
ITEM 6. Purposes of the Transaction and Plans or Proposals
(b)	Use of Securities Acquired. The information set forth in the Consent Solicitation/Prospectus under the captions “SPECIAL FACTORS,” “THE TRANSACTIONS—Background of the Transactions” and “THE TRANSACTIONS—Future Plans for the Property” is incorporated herein by reference.

(c)(1)-(8)	Plans. The information set forth in the Consent Solicitation/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions,” “SPECIAL FACTORS—Effects of the Transactions,” “THE TRANSACTIONS—Background of the Transactions,” “THE TRANSACTIONS—Future Plans for the Property” and “THE MERGER AGREEMENT—The Transactions” is incorporated herein by reference.
ITEM 7. Purposes, Alternatives, Reasons and Effects
(a)	Purposes. The information set forth in the Consent Solicitation/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transactions” and “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Consent Solicitation/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Consent Solicitation/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions” is incorporated herein by reference.

(d)	Effects. The information set forth in the Consent Solicitation/Prospectus under the captions “SPECIAL FACTORS—Effects of the Transactions” and “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS” is incorporated herein by reference.

ITEM 8. Fairness of the Transaction
(a)-(b)	Fairness / Factors Considered in Determining Fairness. The information set forth in the Consent Solicitation/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transactions,” “SPECIAL FACTORS—The Appraisal,” “SPECIAL FACTORS—Opinion of Financial Advisor” and “Annex D—Opinion of Duff & Phelps, LLC” is incorporated herein by reference. The appraisal report dated June 3, 2011, prepared by KTR Real Estate Advisors LLC and related to Colony at Kenilworth, is included as Exhibit (c)(1) to this Schedule 13E-3 and is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Consent Solicitation/Prospectus under the caption “SPECIAL FACTORS — Fairness of the Transactions” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Consent Solicitation/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Transactions” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Consent Solicitation/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Transactions” is incorporated herein by reference.

(f)	Other Offers. Not applicable.
ITEM 9. Reports, Opinions, Appraisals and Negotiations
(a)	Report, Opinion or Appraisal. The information set forth in the Consent Solicitation/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transactions,” “SPECIAL FACTORS—The Appraisal,” and “SPECIAL FACTORS—Opinion of Financial Advisor,” “Annex D— Opinion of Duff & Phelps, LLC” and “Annex F—Summary of Appraisal Table” is incorporated herein by reference. The appraisal report dated June 3, 2011, prepared by KTR Real Estate Advisors LLC and related to Colony at Kenilworth, is included as Exhibit (c)(1) to this Schedule 13E-3 and is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Consent Solicitation/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transactions,” “SPECIAL FACTORS—The Appraisal,” “SPECIAL FACTORS—Opinion of Financial Advisor” and “Annex D—Opinion of Duff & Phelps, LLC” is incorporated herein by reference. The appraisal report dated June 3, 2011, prepared by KTR Real Estate Advisors LLC and related to Colony at Kenilworth, is included as Exhibit (c)(1) to this Schedule 13E-3 and is incorporated herein by reference.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested holder of NPI units or any representative who has been so designated in writing.
ITEM 10. Source and Amounts of Funds or Other Consideration
(a)-(d)	Sources of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Consent Solicitation/Prospectus under the captions “THE TRANSACTIONS—Expenses and Fees and Source of Funds” and “FEES AND EXPENSES” is incorporated herein by reference.
ITEM 11. Interest In Securities of the Subject Company
(a)	Securities Ownership. The information set forth in the Consent Solicitation/Prospectus under the captions “INFORMATION ABOUT NPI—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions. Not Applicable.
ITEM 12. The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Consent Solicitation/Prospectus under the captions “SUMMARY TERM SHEET,” “THE TRANSACTIONS—Background of the Transactions,” “SPECIAL FACTORS—Fairness of the Transactions” and “THE TRANSACTIONS—Approvals Required and Voting Rights” is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth in the Consent Solicitation/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Transactions,” “SPECIAL FACTORS—Fairness of the Transactions,” “THE TRANSACTIONS—Background of the Transactions,” “THE TRANSACTIONS—Approvals Required and Voting Rights” and “THE PROPOSAL—APPROVAL OF THE MERGER AGREEMENT, THE CONVERSION, THE MERGER AND THE AMENDMENT” is incorporated herein by reference.
ITEM 13. Financial Statements
(a)	Financial Information. The information set forth in the Consent Solicitation/Prospectus under the captions “SELECTED SUMMARY HISTORICAL FINANCIAL DATA OF NPI,” “Annex G—NPI’s Annual Report on Form 10-K for the year ended December 31, 2010” and “Annex H—NPI’s Quarterly Report on Form 10-Q for quarter ended March 31, 2011” is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.
ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used
(a)-(b)	Solicitations or Recommendations. The information set forth in the Consent Solicitation/Prospectus under the caption “FEES AND EXPENSES” is incorporated herein by reference.
ITEM 15. Additional Information
(b)	Not Applicable.

(c)	Other Material Information. The information set forth in the Consent Solicitation/Prospectus, including all annexes and exhibits thereto, is incorporated herein by reference. The Schedule 13E-3 will be amended to specifically list any documents filed in the future that are incorporated by reference into the Registration Statement on Form S-4 filed by Aimco and Aimco OP.
ITEM 16. Exhibits
(a)(1)	Consent Solicitation/Prospectus (the Consent Solicitation/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(a)(2)	Form of Consent Form (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(b)	Tenth Amendment to Senior Secured Credit Agreement, dated as of September 29, 2010, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the Borrowers the pledgors and guarantors named therein, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and the lenders party thereto (Exhibit 10.1 to the Preliminary Report on Form 8-K filed by Aimco OP on September 30, 2010 is incorporated herein by reference).

(c)(1)	Appraisal Report, dated as of June 3, 2011, by KTR Real Estate Advisors LLC, related to Colony at Kenilworth (Exhibit 99.2 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(2)	Opinion of Duff & Phelps, LLC, dated as of July 28, 2011, (Annex D to the Consent Solicitation/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(d)	Form of Agreement and Plan of Conversion and Merger (Annex A to the Consent Solicitation/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex C to the Consent Solicitation/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(g)	Not applicable.

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

NATIONAL PROPERTY INVESTORS 6 By: NPI Equity Investments, Inc. Its Managing General Partner

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

NPI EQUITY INVESTMENTS, INC.
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

AIMCO/IPT, INC.
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

AIMCO PROPERTIES, L.P. By: AIMCO-GP, INC. Its General Partner

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

AIMCO-GP, INC.
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

AIMCO NPI 6 MERGER SUB LLC By: AIMCO PROPERTIES, L.P. By: AIMCO-GP, INC. Its General Partner
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

AIMCO IPLP, L.P. By: Aimco/IPT, Inc. Its General Partner
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)
Consent Solicitation/Prospectus (the Consent Solicitation/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(a)(2)	Form of Consent Form (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(b)
Tenth Amendment to Senior Secured Credit Agreement, dated as of September 29, 2010, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the Borrowers the pledgors and guarantors named therein, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and the lenders party thereto (Exhibit 10.1 to the Preliminary Report on Form 8-K filed by Aimco OP on September 30, 2010 is incorporated herein by reference).

(c)(1)
Appraisal Report, dated as of June 3, 2011, by KTR Real Estate Advisors LLC, related to Colony at Kenilworth (Exhibit 99.2 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(2)
Opinion of Duff & Phelps, LLC, dated as of July 28, 2011, (Annex D to the Consent Solicitation/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(d)
Form of Agreement and Plan of Conversion and Merger (Annex A to the Consent Solicitation/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(f)
Appraisal Rights of Limited Partners (Annex B to the Consent Solicitation/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(g)	Not applicable.